Exhibit 5.3

July 29, 2009

United Rentals (North America), Inc.

Five Greenwich Office Park

Greenwich, Connecticut  06831

Re: United Rentals Northwest, Inc.

Ladies and Gentlemen:

We have acted as special counsel to United Rentals Northwest, Inc., an Oregon corporation (the “Company”), in connection with the filing on or about July 29, 2009 by United Rentals (North America), Inc., a Delaware corporation (the “Issuer”), of an exchange offer registration statement on Form S-4 (the “Registration Statement”) under the Securities Act of 1933, as amended, of (i) $500,000,000 principal amount of 10.875% Senior Notes due 2016 of the Issuer and (ii) the guarantees endorsed thereon of United Rentals, Inc., a Delaware corporation and the parent company of the Issuer and certain subsidiaries of the Issuer, including, without limitation, the Company, to be issued in exchange for the Issuer’s outstanding 10.875% Senior Notes due 2016 pursuant to the Indenture dated as of June 9, 2009 (the “Indenture”), among the Issuer, United Rentals, Inc., a Delaware corporation and parent of the Issuer, certain subsidiaries of the Issuer including the Company and The Bank of New York Mellon, as trustee.  We are delivering this opinion letter to you at the Company’s request.  This opinion letter has been prepared and should be understood in accordance with the Legal Opinion Principles, 53 Bus.Law. 831 (1998), Guidelines for the Preparation of Closing Opinions, 57 Bus.Law. 875 (2002), of the Committee on Legal Opinions, ABA Section of Business Law, and Third Party “Closing” Opinions: A Report of the TriBar Opinion Committee, 53 Bus. Law. 591 (1998).

In rendering the opinions set forth below, we have examined the Indenture and have made such other investigation as we have deemed appropriate.  We have also examined the Company’s Articles of Incorporation, including various articles of merger, certified by the Secretary of State of Oregon on June 4, 2009 (collectively, the “Articles of Incorporation”); and Restated Bylaws of the Company dated March 2, 1985, as amended effective June 6, 2008 (the “Bylaws”). We have examined and relied on certificates of public officials and, as to certain matters of fact that are material to our opinions, we have also examined and relied on a certificate of an officer of the Company (the “Fact Certificate”).  We have not independently established any of the facts so relied on.

For the purposes of this opinion letter we have made the assumptions that are customary in opinion letters of this kind, including the assumptions that each document submitted to us is accurate and complete, that each such document that is an original is authentic, that each such document that is a copy conforms to an authentic original, that all signatures (other than signatures on behalf of the Company) on each such document are genuine, and that no changes in the facts certified in the Fact Certificate have occurred or will occur after the date of the Fact Certificate.  We have further assumed the legal capacity of natural persons, and we have assumed that each party to the Indenture (other than the Company) has the legal capacity and has satisfied all legal requirements necessary to make the Indenture enforceable against it.  We have not verified any of the foregoing assumptions.

The opinions expressed in this opinion letter are based on the laws in effect on the date hereof and are limited to the laws of the State of Oregon that in our experience are applicable to general business corporations not engaged in regulated business activities and to transactions of the type contemplated by the Indenture.  We are not opining on specialized laws that are not customarily covered in opinion letters of this kind, such as tax, insolvency, antitrust, pension, employee benefit, environmental, intellectual property, banking, insurance, labor, health and safety, and securities laws.  We are not opining on federal law or the law of any county, municipality or other political subdivision or local governmental agency or authority.

Based on the foregoing, and subject to the foregoing and the additional qualifications and other matters set forth below, it is our opinion that:

1.             The Company is a corporation organized and validly existing under the laws of the State of Oregon.

2.             The Company has the corporate power to execute, deliver, and perform its obligations under the Indenture.

3.             The Company has taken all corporate action necessary to authorize the execution and delivery of and performance of its obligations under the Indenture, and has duly executed and delivered it.

4.             We note that the Indenture provides that it is to be governed by and construed in accordance with the law of the State of New York.  That provision will be given effect under the law of the State of Oregon, except to the extent that the application of New York law is contrary to a fundamental public policy of the State of Oregon or of any other state whose law would apply in the absence of such choice of law.

5.             The execution and delivery by the Company of the Indenture, and the performance by the Company of its obligations under the Indenture, do not require the Company to obtain any approval by or make any filing with any governmental authority under any statute, rule, or regulation of the State of Oregon, other than approvals and filings previously obtained or made and in full force and effect.

6.           The execution and delivery of the Indenture has not violated (i) any applicable statute, rule, or regulation of the State of Oregon or (ii) the Articles of Incorporation or the Bylaws.

We are furnishing this opinion letter to you solely in connection with the Indenture.  You may not rely on this opinion letter in any other connection, and it may not be furnished to or relied upon by any other person for any purpose, without our specific prior written consent.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to this firm under the heading “Validity of the New Notes” in the prospectus included in the Registration Statement.  In giving our consent we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the 1933 Act or the rules and regulations thereunder.

The foregoing opinions are rendered as of the date of this letter.  We assume no obligation to update or supplement any of our opinions to reflect any changes of law or fact that may occur.

Yours truly,
/s/ K&L GATES LLP